U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     Form 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

                                Peter C. Vanucci
                            Name of Reporting Person

                            Three Brecksville Commons
                        8221 Brecksville Road, Suite 207
                             Brecksville, Ohio 44141
                           Address of Reporting Person

                                  May 13, 1998
                                  Date of Event

                          Synaptix Systems Corporation
                                   Issuer Name

                Chairman of the Board and Chief Executive Officer
                   Relationship of Reporting Person to Issuer

Table I - Non-Derivative Securities Beneficially Owned (e.g. Title of Security, Amount, Ownership, Nature) Does not apply.

                             $.003 per common share
                          Title of Derivative Security

                                    5/13/1998
                                Date Exercisable
                                    5/13/2003
                                 Expiration Date

                                  Common Stock
                                      Title
                                    1,000,000
                                Amount of Shares

                                      $.50
               Conversion or Exercise Price of Derivative Security

                                     Direct
                                    Ownership


/s/ Peter C. Vanucci                5/22/98
Reporting Person                    Date